EXHIBIT 99.1

Leading MOD Selects RADA's Tactical Radars for its National Alert System

RADA's tactical radar systems provide volume surveillance and detection of multiple threat types, including UAVs, mortars, and rockets

December 4th, 2014. RADA Electronic Industries Ltd. announces the selection of its MHR-based tactical radars by a leading MOD of for its national alert system. The radars will detect and alert from short-range threats such as mortars, rockets, UAVs and alike.

Deliveries are expected to be completed during 2015.

The MHR - an S-Band, Software-Defined, Pulse-Doppler, AESA radar - has sophisticated beam forming capabilities and advanced signal processing, provides multiple missions on each radar platform, and offers unprecedented performance-to-price ratio. It is compact and mobile, delivering ideal organic, tactical surveillance solutions for force and border protection applications such as C-UAS, C-RAM, GMTI, air surveillance, and more.

During this program, the MHR performance capabilities will be enhanced (eMHR).

According to Zvi Alon, RADA's CEO, "We are extremely proud with this competitive selection of our technology. This is a major award of a radar program for RADA, which joins other strategic awards for radar programs during 2014. We believe that additional leading countries and integrators will follow this selection”.

About RADA
RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sale of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems for air and land applications, and Avionics Systems and Upgrades.

Contact Details:
RADA
Dubi Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com